

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Richard Miller
Chief Executive Officer
SRM Entertainment, Inc.
1061 E Indiantown Road, Suite 110
Jupiter, FL 33477

>   **Re: SRM Entertainment, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted February 6, 2023**
>   **CIK No. 0001956744**

Dear Richard Miller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 6, 2023

Our amended and restated articles of incorporation will contain exclusive forum provisions that may discourage lawsuits, page 44

1. We note your response to prior comment 3. Please revise to clearly state, if true, that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that your description of the scope of your exclusive forum provisions is consistent with your disclosures on page 89.

2. Your disclosure that the exclusive forum, clauses do not apply to suits arising under the Securities Act is inconsistent with your disclosure that "the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act." Please advise or revise.

Capitalization, page 47

3.   We note the changes made in response to prior comment 4. Please further revise the table to fully comply with the comment by presenting all components of your shareholders' deficit at September 30, 2022, including the captions showing your subscriptions receivable and retained deficit amounts. Also, your total shareholders' deficit and total capitalization at September 30, 2022, appear to be $(1,374) and zero, respectively. Please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 50

4.   We note your revisions in response to our prior comment 7. Please revise the introductory paragraphs to clearly explain how you will account for the separation and Exchange Agreement transactions upon consummation and how you have reflected that accounting in the pro forma financial statements. If true, confirm to us that the agreements will be accounted for as a transaction between entities under common control, pursuant to the appropriate subsections of ASC 805-50, including ASC 805-50-15 and ASC 805-50-45, or provide us with a detailed analysis supporting your accounting for the planned transactions.

5.   Revise the SRM Inc. column in the Pro Forma Condensed Combined Balance Sheet on page 51 to reflect all amounts shown on the SRM Inc. September 30, 2022 audited balance sheet presented on page F-3, including loans to Jupiter Wellness and all components of its shareholders' deficit. Similarly, please revise the SRM Inc. column on the Pro Forma Condensed Combined Statement of Operations on page 52 to reflect the amounts (i.e., General and administrative expenses) presented on its audited statement of operations for the period ended September 30, 2022 on page F-4.

6.   To help us better understand your presentation, please provide us with the supporting calculations for the pro forma adjustments to Additional paid-in capital and Retained deficit on page 51.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Nine Months Ended September 30, 2022 and 2021
General and Administrative, page 58

7.   We note your revised disclosure indicating that your general and administrative expense for the nine months ended September 30, 2022 and 2021 were $470,673 and $38,735, respectively and that the "decrease" is due to COVID-19 related shut downs and limited activity during the period. Please revise to correctly discuss the reasons for the increase in your general and administrative expense during the periods.

General

8.   Please update your financial statements and related financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

    You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing